

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Christopher Turner
Chief Financial Officer
Yum! Brands Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

> **Re: Yum! Brands Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 1-13163**

Dear Mr. Turner:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services